Phone:	(212) 885-5442
Fax:	(212) 885-5001
Email:	bshiffman@blankrome.com

March 14, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Global Services Partners Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 22, 2006
File No. 333-128350

Dear Mr. Reynolds:

On behalf of Global Services Partners Acquisition Corp. (“Company”), we are submitting this correspondence in response to the Staff’s comment letter received on March 9, 2006. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 3. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to William Bennett. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 4, the specific locations in such amendment in which our responses to the Staff’s comment are reflected.

Mr. John Reynolds

March 14, 2006

General Comments

1.	We note the following language from Article Fifth of your Amended and Restated Certificate of Incorporation: “The following provisions (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and shall terminate upon the first to occur of the (i) consummation of any “Business Combination” and (ii) “Termination Date” (as such terms are hereafter defined), and may not be amended during the Target Business Acquisition Period.” Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.

In response to the Staff’s comment, please note that we will insert the language set forth below on (i) page 8 of the prospectus in the section entitled “Prospectus Summary—Distribution of the proceeds held in trust to Class B stockholders in the event of no business combination followed by our dissolution” and (ii) page 37 of the prospectus in the section entitled “Proposed Business—Distribution of trust fund to Class B stockholders if no business combination”:

“Our charter provides that certain provisions that apply prior to a business combination, including those provisions relating to the distribution of the trust fund if no business combination occurs within the prescribed time periods, may not be amended. Our counsel has advised us that these restrictions on charter amendments may not be enforceable under Delaware law. Nevertheless, we view these business combination procedures in our charter and this prospectus as obligations to investors and we will not propose any amendment to these procedures to our stockholders.”

Mr. John Reynolds

March 14, 2006

Use of Proceeds, page 25

2.	Your Use of Proceeds table appears to have changed from Amendment No. 2. Specifically, the underwriting discount has decreased from 7% to 6% and you have eliminated the non-accountable expense allowance. Section 3.13 of the Underwriting Agreement appears to allow the underwriter to deduct certain expenses directly from the proceeds payable to the company. Please advise us of the reason behind this change.

The reduction in the underwriting discount from 7% to 6% was a negotiated change for the underwriter’s compensation between the Company and HCFP/Brenner Securities, LLC (“Brenner”), the representative of the underwriters, in connection with the revised structure of the offering. Please note that Section 3.13 of the Underwriting Agreement always contemplated that Brenner would be entitled to deduct certain expenses from the gross proceeds of the offering, such as the fees and costs associated with the NASD registration, and expenses in connection with the tombstone advertisement, as examples. Under the original structure of the proposed offering, the Company paid Brenner a $50,000 advance against Brenner’s non-accountable expense allowance. The revised structure eliminated the non-accountable expense allowance. Section 3.13 of the Underwriting Agreement was revised to provide that upon the closing of the offering, the $50,000 advance previously paid to Brenner (originally as an advance against the non-accountable expense allowance that no longer exists) shall be credited to the Company by reducing the discounts and commissions payable to Brenner upon sale of the units by $50,000.

Financial Statements

Notes to Financial Statements

Note 7—Warrants and option to purchase common stock, F-10

3.	We note your revised disclosures in response to our prior comment 1; however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. Tell us how you determined the fair value of the warrants at the date of issuance and at the date of reclassification. Disclose the methodology used, the assumptions utilized within the model, and include a brief discussion on how the assumptions were determined. We may have further comments upon review of your responses.

Mr. John Reynolds

March 14, 2006

The Company has updated its disclosure in footnote 7 to its financial statements. Additionally, the Company is providing additional discussion herein.

The Company determined the fair value of the Class W and Class Z Warrants issued in August 2005 based on the aggregate purchase price paid to the Company of $153,750, or $0.05 per Warrant. The purchase price was the best indication of fair value of the Class W and Class Z Warrants.

On January 31, 2006, the date of reclassification, the Company determined that the best indication of the fair value of the Class W and Class Z Warrants continued to be the cash purchase price paid of $0.05 per Warrant. The Company based this determination on the following: the fact that the Warrants were not publicly traded, the inherent price of $0.05 per Warrant contained in the Series A Units and Series B Units to be sold in the proposed offering and the fact that the differences in the rights and privileges of the Warrants sold and issued in August 2005 versus the Warrants to be sold in the proposed offering are not substantive.

Additionally, management considered the change in the registration rights of the Warrants and underlying shares upon exercise made on January 31, 2006. The Company concluded that while the contractual obligations to register securities may be meaningful to the Company, the impact of the modification on the value of the Warrants to the holders is not significant in this circumstance. Since the Warrants do not become exercisable until the resolution of a contingency related to a business combination and as “insiders,” such holders are already subject to restrictions related to sales of the Company’s securities, there has been no significant change to the circumstances for the holder of the Warrants that would lead to a material impact on the Company’s valuation of the Warrants and, as a result, its financial statements.

As a result of the foregoing, the Company continues to believe that the valuation of $0.05 per Warrant is still the best estimate of fair value as of January 31, 2006, the date of reclassification.

Exhibits

Exhibit 1.1.

4.	Section 3.23 of your Underwriting Agreement provides that the company shall pay the underwriter $900,000 in cash from the trust account as compensation for investment banking services related to a business combination. Please update your disclosure throughout to indicate that

Mr. John Reynolds

March 14, 2006

these funds will be paid from the trust account. In addition, please clarify your disclosure to indicate that, of the $26,260,000 held in trust, only $25,360,000 would be available as merger consideration. Please also advise us how this financial obligation will impact the requirement that any merger be at least 80% of the company’s net assets at the time of the acquisition.

The change to Section 3.23 of the Underwriting Agreement was made merely for ease of administration. Upon completion of a business combination, the Company will pay Brenner $900,000 as compensation. The payment of the investment banking fee was always payable upon the closing of the business combination. Unless the Company otherwise seeks additional financing in connection with the business combination, the payment would be paid directly from the trust upon consummation of such business combination. Moreover, since cash is fungible, the Company does not believe that the addition of the language in Section 3.23 of the Underwriting Agreement is a substantive change. The requirement that the business combination be at least 80% of the Company’s net assets at the time of the business combination, including the aggregate amount in trust, includes the $900,000 fee payable to Brenner. This financial obligation will not impact the requirement that the any business combination shall be at least 80% of the Company’s net assets.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/S/ BRAD L. SHIFFMAN
Brad L. Shiffman